SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 23, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
23 August 2013

Number:
21/13

2008 LONG TERM INCENTIVE PLAN VESTING AND CEO AWARDS OUTCOME

2008 Long Term Incentive Plan Vesting

BHP Billiton today announced the vesting outcomes for the five year Long Term Incentive Plan (LTIP) awards granted in 2008. The LTIP applies to members of the Group Management Committee (GMC).

For awards to vest in full, BHP Billiton must deliver a US dollar total shareholder return (TSR) that exceeds the TSR of a group of peer companies by an average of 5.5 per cent per year for five years, or 30.7 per cent in total compounded over the five year performance period. The performance period ended on 30 June 2013.

The weighted average TSR for peer companies was negative 44.0 per cent which compared to BHP Billiton’s TSR of negative 9.4 per cent. As a result, BHP Billiton outperformed its peer companies by 34.6 per cent, and therefore met the requisite performance hurdle for full vesting.

The rules of the LTIP give the Remuneration Committee of the Board discretion to reduce the number of awards that will vest, notwithstanding the fact that the performance hurdle for full vesting has been met.

This year the Committee, with the support of the Board, exercised that discretion and reduced vesting by 35 per cent for all current and former participating GMC members. Accordingly, 35 per cent of awards will not vest and will instead lapse.

In doing so, the Committee took into account a range of factors, including the negative TSR over the five year performance period which shareholders have experienced. While the Committee recognised that the TSR performance was delivered in a difficult business environment, it also felt that more closely aligning the experience of shareholders and executives was important. As always, the Committee also looked at the total remuneration for executives.

The approach adopted by the Committee is consistent with the downwards re-basing of executive remuneration that was undertaken when Andrew Mackenzie was appointed Chief Executive Officer earlier this year, the outcome of which was reported at that time.

CEO Awards Outcome

When Andrew joined BHP Billiton in 2008, he was granted 450,964 awards based on the 2008 LTIP terms.

• 225,000 of the LTIP awards were granted in the ordinary course in connection with his role as Chief Executive Non Ferrous and reflected the grant sizes to the other business Chief Executives (“Regular Awards”).

• A further 225,964 awards (comprising 100,839 LTIP awards and 125,125 phantom LTIP awards) were granted in order to compensate him for equity awards forgone when he left his former employer (“Sign-on Awards”). The value and quantum of the Sign-on Awards was determined on the recommendation of the Committee’s independent adviser, Kepler Associates and disclosed at the time.

As all of the 450,964 awards were granted on terms that mirrored the 2008 LTIP, they have now been tested against the TSR performance hurdle and are all subject to the 35 per cent reduction.

In addition, Andrew has concluded, and the Committee agrees, that despite the outperformance of BHP Billiton compared to its peer group, the value delivered through vesting of the Sign-on Awards would be excessive. Accordingly, Andrew has elected to voluntarily relinquish a further 50,000 of the Sign-on Awards, on top of the 35 per cent reduction.

This means 243,126 of the 450,964 awards originally granted to Andrew have vested. The 243,126 vested awards are delivered to Andrew via 211,795 ordinary shares and a cash payment representing 31,331 phantom LTIP awards.

All of the outcomes described above reflect a remuneration structure that the Committee and the Board believe has contributed to the substantial financial outperformance of BHP Billiton over many years, but also reflect a more modest approach to remuneration befitting the times.

The attached table contains the vesting outcomes for each current and former GMC member who participated in the 2008 LTIP.

Deferred shares granted to GMC members in 2011 under the Group Incentive Scheme based on performance during the year ended 30 June 2011 have also vested. Full details of the remuneration outcomes, together with an overview of the Company’s remuneration policy and approach, will be set out in the Remuneration Report that will be published in September as part of the Company’s 2013 Annual Report.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations
Australia
Emily Perry
Tel: +61 3 9609 2800
Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211
Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360
Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033
Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462
Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Jaryl Strong
Tel: +1 713 499 5548
Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations
Australia
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575
Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa
Tara Dines
Tel : +44 20 7802 7113
Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158
Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

ATTACHMENT

The following table shows the vesting outcomes for current and former GMC members who participated in the 2008 LTIP (Mr Yeager and Mr Vanselow having left the Company on 8 July 2013 and 28 February 2012, respectively):

2008 LTIP Participant:
A Mackenzie
Awards Available For Vesting:
(a)225,000 (Regular)
(b)225,964 (Sign-on)
Vesting Percentage:
(a)65%
(b)65%
Lapsed Awards:
(a)78,750
(b)79,088
Relinquished Awards:
(a)Nil
(b)50,000
Vested Awards:
(a)146,250
(b)96,876

2008 LTIP Participant:
M Kloppers
Awards Available For Vesting:
500,000
Vesting Percentage:
65%
Lapsed Awards:
175,000
Relinquished Awards:
Nil
Vested Awards:
325,000

2008 LTIP Participant:
A Calderon
Awards Available For Vesting:
221,250
Vesting Percentage:
65%
Lapsed Awards:
77,438
Relinquished Awards:
Nil
Vested Awards:
143,812

2008 LTIP Participant:
M Randolph
Awards Available For Vesting:
225,000
Vesting Percentage:
65%
Lapsed Awards:
78,750
Relinquished Awards:
Nil
Vested Awards:
146,250

2008 LTIP Participant:
K Wood
Awards Available For Vesting:
175,000
Vesting Percentage:
65%
Lapsed Awards:
61,250
Relinquished Awards:
Nil
Vested Awards:
113,750

2008 LTIP Participant:
M Yeager
Awards Available For Vesting:
225,000
Vesting Percentage:
65%
Lapsed Awards:
78,750
Relinquished Awards:
Nil
Vested Awards:
146,250

2008 LTIP Participant:
A Vanselow
Awards Available For Vesting:
165,000
Vesting Percentage:
65%
Lapsed Awards:
57,750
Relinquished Awards:
Nil
Vested Awards:
107,250

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 23, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary